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                                                                    Exhibit 99.3

CONTACT:  Stephen Brock, Executive V.P.
          Baldwin Piano & Organ Company
          (513) 576-4500


                      BALDWIN PIANO INTRODUCES NEW DURABLE,
                       SUPER HIGH-GLOSS POLYESTER FINISHES

     COMPANY EXPECTS POLYESTER TO DRIVE MAJOR INCREASE IN GRAND PIANO SALES


         LOVELAND, Ohio, September 21, 1998 -- The Baldwin Piano & Organ Company (NASDAQ: BPAO) announced today it has begun dealer shipments of a new line of grand pianos featuring super high-gloss polyester finishes, replacing traditional lacquer finishes on the company's top-of-the-line pianos. Baldwin is the only American piano manufacturer now offering these extremely durable polyester finishes.

         The introduction of these mirror-like finishes should Adramatically expand the company's share of the growing grand piano market," according to the latest issue of "Music Trades," the authoritative music industry trade monthly. The publication notes that polyester-finished units, all formerly made by non-U.S. companies, accounted for 85 percent of the grand pianos sold in this country last year.

         Stephen Brock, Baldwin executive vice president and general manager, commented: "This is truly a formidable manufacturing achievement for Baldwin, representing the culmination of years of planning and a multi-million-dollar capital investment. In terms of quality and appearance these new pianos are the equal of any piano manufactured anywhere in the world.

         "The new polyester-finish will vastly improve the 'eye appeal' of our pianos on the showroom floor," he added, "and by year's end we expect demand to drive production to levels that are nearly double that of 1997."

         Baldwin's premier product, the top-of-the-line "Artist Grand," will be the first unit marketed with the new mirror-like polyester finishes. Produced at a dedicated
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facility in Conway, Arkansas, Baldwin's newest generation of "Artist Grands"
will be available, initially, in ebony and, later, in a clear finish that allows the natural beauty of the wood grain to shine through. The new finishes are also extremely hard, durable, resistant to chemicals, scratches, or abrasions and easily repaired if damaged.

         Mr. Brock also noted that Baldwin's Chickering line of mid-priced grand pianos and several vertical models will eventually be available with the new eye-catching finishes.

         "Polyester finishes," he said,"are one of Baldwin's most eagerly-awaited product innovations. Buyers of grand pianos now demand this kind of visually-dazzling finish, and its superior strength and durability will also add substantial economic value to the Baldwin product line."

         The technically superior finish, which was developed by Baldwin over a period of many months, required a new management and technical team, along with the latest state-of-the-art polyester finishing equipment acquired from around the world. Baldwin also recruited finishing experts from all over the U.S. to lead a training program designed to help its craftspeople acquire the special skills needed to apply the new polyester finishes.

         The Baldwin Piano & Organ Company has marketed piano products for over 136 years and has been providing consumer financing for the keyboard industry for nearly a century. Maker of America's best-selling pianos under the Baldwin, Chickering, and Wurlitzer brand names, the company also manufactures electronic and electro-mechanical components for original equipment manufacturers. Revenues in 1997 exceeded $143 million.

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"Safe Harbor" statement under the Private Securities Litigation Reform Act of
1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.